Simpson Thacher & Bartlett llp
American Lawyers
ICBC Tower, 35th Floor
3 Garden Road
Hong Kong
(852) 2514-7600
———
Facsimile: (852) 2869-7694
July 3, 2008
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
WASHINGTON, D.C. 20549

Re:	Simcere Pharmaceutical Group Registration Statement on Form F-3
Dear Sirs/Madams:
     On behalf of our client, Simcere Pharmaceutical Group, a Cayman Islands exempted company incorporated with limited liability (the “Company”), we are hereby filing, via EDGAR, the Company’s registration statement on Form F-3 (the “Registration Statement”) in connection with the registration of the Company’s ordinary shares, par value $0.01 per share, as represented by American depositary shares, which may be offered by certain shareholders of the Company from time to time in one or more offerings.
     Please note that a wire transfer in the amount of $10,420 in payment of the applicable filing fee for the Registration Statement has been made separately to the Securities and Exchange Commission.
     If you have any questions concerning this filing, please do not hesitate to contact the undersigned at 011-852-2514-7630 or Shuang Zhao at 011-852-2514-7602.
Sincerely,
/s/ Leiming Chen
Leiming Chen
Leiming Chen      Philip M.J. Culhane     Chris Lin     Patrick J. Naughton     Jin Hyuk Park     Youngjin Sohn
Resident Partners
Admitted in New York
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simpson thacher & bartlett llp is a registered limited liability partnership established under the laws of the state of new york. the personal liability of our partners is limited to the extent provided in such laws.
additional information is available upon request or at www.simpsonthacher.com